Exhibit 14.1

Code of Ethics

Statement of our Core Values

Our Reason for Being

DecisionPoint Systems, Inc., (“DecisionPoint”) exists to improve productivity and create OPERATIONAL ADVANTAGES for BUSINESS LEADERS by:

•	Moving decision points closer to the customer
•	Better aligning information with user needs.

It’s what we exist to do, not what we do to exist.

The Most Valuable Outcome We Deliver

The ability to make better, faster, and more accurate business decisions.

•	We put the right information in the hands of the people who need it at the moment they need it.
•	We make our client’s business run more smoothly and more profitably.
•	We minimize customer and staff frustration for their personnel.

Build Trust and Credibility

The success of our business is dependent on the trust and confidence we earn from our employees, customers and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity and reaching company goals solely through honorable conduct. It is easy to say what we must do, but the proof is in our actions. Ultimately, we will be judged on what we do.

When considering an action, it is wise to ask: will this build trust and credibility for DecisionPoint? Will it help create a working environment in which DecisionPoint can succeed over the long term? Is the commitment I am making one I can follow through with? The only way we will maximize trust and credibility is by answering “yes” to those questions and by working every day to build our trust and credibility.

Respect for the Individual

We all deserve to work in an environment where we are treated with dignity and respect. DecisionPoint is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success. We cannot afford to let anyone’s talent go to waste.

DecisionPoint is an equal employment/affirmative action employer and is committed to providing a workplace that is free of discrimination of all types of abusive, offensive, or harassing behavior. Any employee who feels harassed or discriminated against should report the incident to his or her manager or to human resources.

Create a Culture of Open and Honest Communication

At DecisionPoint everyone should feel comfortable to speak his or her mind, particularly with respect to ethics concerns. Managers have a responsibility to create an open and supportive environment where employees feel comfortable raising such questions. We all benefit tremendously when employees exercise their power to prevent mistakes or wrongdoing by the right questions at the right times.

DecisionPoint will investigate all reported instances of questionable or unethical behavior. In every instance where improper behavior is found to have occurred, the company will take appropriate action. We will not tolerate retaliation against employees who raise genuine ethics concerns in good faith.

For your information, DecisionPoint’s whistleblower policy is as follows:

Employees are encouraged, in the first instance, to address such issues with their managers or the HR managers, as most problems can be resolved swiftly. If for any reason that is not possible or if an employee is not comfortable raising the issue with his or her manager or HR, DecisionPoint’s Chief Financial Officer, Donald W. Rowley and all senior managers do operate with an open-door policy.

We have a toll free number to call for registering any concerns is 877-453-6640.

Set Tone at the Top

Management has added responsibility for demonstrating, through their actions, the importance of this Code. In any business, ethical behavior does not simply happen; it is the product of clear and direct communication of behavioral expectations, modeled from the top and demonstrated by example. Again, ultimately, our actions are what matters.

To make our Code work, managers must be responsible for promptly addressing ethical questions or concerns raised by employees and for taking the appropriate steps to deal with such issues. Managers should not consider employees’ ethics concerns as threats or challenges to their authority, but rather as another encouraged form of business communication. At DecisionPoint, we want the ethics dialogue to become a natural part of daily work.

Uphold the Law

DecisionPoint’s commitment to integrity begins with complying with laws, rules, and regulations where we do business. Further, each of us must have an understanding of the company policies, laws, rules and regulations that are specific to our roles. If we are unsure of whether a contemplated action is permitted by law or DecisionPoint policy, we should seek the advice from the resource expert. We are responsible for preventing violations of law and speaking up if we see possible violations. Because of the nature of business, some legal requirements warrant specific mention here.

Competition

We are dedicated to ethical, fair and vigorous competition. We will sell DecisionPoint products and services based on their merit, superior quality, functionality and competitive pricing. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connections with the purchase of goods or services for DecisionPoint or the sales of its products or services, nor will we engage or assist in unlawful boycotts of particular customers.

Proprietary Information

It is important that we respect the property rights of others. We will not acquire or seek to acquire by improper means of a competitor’s trade secrets or other proprietary or confidential information. We will not engage in unauthorized use, copying, distribution or alteration of software or other intellectual property.

Selective Disclosure

We will not selectively disclose (whether in one-on-one or small discussions, meeting, presentations, proposals or otherwise) any material nonpublic information with respect to DecisionPoint, its securities, business operations, plans, financial condition, results of operations or any development plan. We should be particularly vigilant when making presentations or proposals to customers to ensure that our presentations do not contain material nonpublic information.

Avoid Conflicts of Interest

Conflicts of Interest

We must avoid a relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions when performing our jobs. At times, we may be faced with situations where the business actions we take on behalf of DecisionPoint may conflict with our own personal or family interests because of action that is best for us personally may not be the best course of action for DecisionPoint. We owe a duty to DecisionPoint to advance its legitimate interests when the opportunity to do so arises. We must never use DecisionPoint property of information for personal gain or personally take for ourselves any opportunity that is discovered through our position with DecisionPoint.

Here are some other ways in which conflicts of interest could arise

1. Being employed (you or a close family member) by, or acting as a consultant to, a competitor or potential competitor, supplier or contractor, regardless of the nature of the employment, while you are employed with DecisionPoint

2. Hiring or supervising family members or closely related persons.

3. Serving as a board member for an outside commercial company or organization.

4. Owning or having a substantial interest in a competitor, supplier, or contractor.

5. Having a personal interest, financial interest or potential gain in any DecisionPoint transaction.

6. Placing company business with a firm owned or controlled by a DecisionPoint employee or his or her family.

7. Accepting gifts, discounts, favors or services from a customer/potential customer, competitor or supplier, unless equally available to all DecisionPoint employees.

Determining whether a conflict of interest exists is not always easy to do. Employees with a conflict of interest question should seek advice from management. Before engaging in any activity, transaction or relationship that might give rise to a conflict of interest, employees must seek review from their managers or the HR department.

Gifts, Gratuities and Business Courtesies

DecisionPoint is committed to competing solely on merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by DecisionPoint was sought, received or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom DecisionPoint does or may do business. We will neither give nor accept business courtesies that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation or policies of DecisionPoint or customers, or would cause embarrassment or reflect negatively on DecisionPoint’s reputation.

Most business courtesies offered to us in the course of our employment are offered because of our positions at DecisionPoint Systems. Inc. We should not feel entitlement to accept and keep a business courtesy. Although we may not use our position at DecisionPoint to obtain business courtesies, and we must never ask for them, we may accept unsolicited business courtesies that promote successful working relationships and goodwill with the firms that DecisionPoint maintains or may establish a business relationship with.

Employees who award contracts or who can influence the allocation of business, who create specifications that in the placement of business or who participate in negotiation of contracts must be particularly careful to avoid actions that create the appearance of favoritism or that may adversely affect the company’s reputation for impartiality and fair dealing.

Gifts

Employees may accept unsolicited gifts, other than money, that conform to the reasonable ethical practices of the marketplace.

Generally, employees may not accept compensation, honoraria or money of any amount form entities with whom DecisionPoint does or may do business. Tangible gifts that have a market value greater than $100 may not be accepted unless approval is obtained by management.

Employees with questions about accepting business courtesies should talk to their managers of the HR department.

Offering Business Courtesies

Any Employee who offers a business courtesy must assure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon DecisionPoint. An employee may never use personal funds or resources to do something that cannot be done with DecisionPoint resources. Accounting for business courtesies must be done in accordance with approved company procedures.

Other than to our government customers, for whom special rules apply, we may provide nonmonetary gifts (i.e., company logo apparel or similar promotional items) to our customers. Further, management may approve other courtesies, including meals, refreshments or entertainment of reasonable value provided that:

•	The practice does not violate any law or regulation or the standards of conduct of the recipient’s organization.
•	The business courtesy is consistent with industry practice, is infrequent in nature and is not lavish.
•	The business courtesy is properly reflected on the books and records of DecisionPoint

Set Metrics and Report Results Accurately

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents are full, fair, accurate, timely and understandable. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation for such reports, including drafting, reviewing and signing or certifying the information contained therein. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

Employees should inform Executive Management and the HR department if they learn that information in any filing or public communication was untrue or misleading at the time it was made or if subsequent information would affect a similar future filing or public communication.

Corporate Recordkeeping

We create, retain and dispose of our company records as part of our normal course of business in compliance with all DecisionPoint policies and guidelines, as well as all regulatory and legal requirements.

All corporate records must be true, accurate and complete, and company data must be promptly and accurately entered in our books in accordance with DecisionPoint’s and other applicable accounting principles.

We must not improperly influence, manipulate or mislead any unauthorized audit, nor interfere with any auditor engaged to perform an internal independent audit of DecisionPoint books, records, processes or internal controls.

Doing the Right Thing

At DecisionPoint, we must have the courage to tackle the tough decisions and make difficult choices; secure in the knowledge that DecisionPoint is committed to doing the right thing. At times this will mean doing more than simply what the law requires. Merely because we can pursue a course of action does not mean we should do so.

Although DecisionPoint’s guiding principles cannot address every issue or provide answers to every dilemma, they can define the spirit in which we intend to do business and should guide us in our daily conduct.

Several key questions can help identify situations that may be unethical, inappropriate or illegal. Ask yourself:

•	Does what I am doing comply with the DecisionPoint guiding principles, Code of Conduct and company policies?
•	Have I been asked to misrepresent information or deviate from normal procedure?
•	Would I feel comfortable describing my decision at a staff meeting?
•	Am I being loyal to my family, my company and myself?
•	Is it the right thing to do?

Accountability

Each of us is responsible for knowing and adhering to the values and standards set forth in the Code and for raising questions if we are uncertain about company policy. If we are concerned whether the standards are being met or are aware of violations of the Code, we must contact the HR department.

DecisionPoint takes seriously the standards set forth in the Code, and violations are cause for disciplinary action up to and including termination of employment.

Confidential and Proprietary Information

Integral to DecisionPoint’s business success is our protection of confidential company information, as well as nonpublic information entrusted to us by employees, customers and other business partners. Confidential and proprietary information includes such things as pricing and financial data, customer names/addresses or nonpublic information about other companies, including current or potential supplier and vendors. We will not disclose confidential and nonpublic information without a valid business purpose and proper authorization.

Use of Company Resources

Company resources, including time, material, equipment and information, are provided for company business use. Nonetheless, occasional personal use is permissible as long as it does not affect job performances or cause a disruption to the workplace.

Employees and those who represent DecisionPoint are trusted to behave responsibly and use good judgment to conserve company resources. Managers are responsible for the resources assigned to their departments and are empowered to resolve issues concerning their proper use.

We will not use company equipment such as computers, copiers and fax machines in the conduct of an outside business or in support of any religious, political or other outside daily activity, except for company-requested support to nonprofit organizations. We will not solicit contributions nor distribute non-work related materials during work hours.

In order to protect the interests of the DecisionPoint network and our fellow employees, DecisionPoint reserves the right to monitor or review all data and information contained on an employee’s company issued computer or electronic device, the use of the Internet. We will not tolerate the use of company resources to create, access, store, print, solicit or send any materials that are harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate.

Questions about the proper use of company resources should be directed to your manager.

Information and Resources

CEO
Nicholas R. Toms
973-489-1425
CFO
Donald W. Rowley
917-854-5417
VP Finance, Corporate Controller Melinda Wohl
949-465-0065 ext.101
VP Finance, Compliance Roy Ceccato
973-632-1361
Human Resources
Nancy Lee
949-465-0065 ext. 116